September 23, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Alison White

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. White:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment No. 77 (“PEA No. 77”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 12, 2019 (SEC Accession Number 0001398344-19-011906), for the purpose of adding a new series, the Cornerstone Capital Access Impact Fund (the “Fund”). PEA No. 77 is scheduled to become effective with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on September 25, 2019.

General Comment. Please note that any comment provided herein applies to language repeated within the Registration Statement. Please consistently respond to all applicable language or identify any discrepancies in your response and explain. Please also update all missing information and provide this information to the examiner prior to the effective date of PEA No. 77, with sufficient time for the examiner to review and comment on it.

Prospectus

Cover Page

Comment 1: Please update the Fund’s Class ID and ticker symbols.

Response: The requested change has been incorporated.

Ultimus Fund Solutions, LLC | 225 Pictoria Drive, Suite 450 | Cincinnati, OH 45246 | 513.587.3400 | fax 513.587.3450

www.ultimusfundsolutions.com

Principal Investment Strategies

Comment 2: Please provide additional disclosure for, and clarify the following:

1.	The term “thematic guidelines,” and how the Fund’s sub-advisers will use such thematic guidelines to make investments; and

2.	The Fund’s environmental, social, and governance (“ESG”) criteria, and what factors are considered when determining whether an investment meets those ESG standards.

Response: The relevant disclosure has been modified to read as follows:

“The Fund seeks to achieve its investment objective by dedicating sleeves/portions of its portfolio to one or more equity-focused themes (the “Thematic Guidelines”). Cornerstone Capital Inc. (the “Adviser”) sets these Thematic Guidelines using a holistic approach incorporating various environmental, social, and governance (“ESG”) factors such as carbon footprints, board diversity, and sustainable supply chains, among others. The Thematic Guidelines may change from time to time depending on social and market conditions, and may include, but are not limited to:

•	Circular Economy
•	Climate & Clean Energy
•	Data Driven Solutions
•	Health, Wellness, and Education
•	Innovation & Economic Opportunity
•	Reduction of Inequality & Social Justice

The Adviser will allocate the Fund’s assets among multiple investment managers (the “Sub-Advisers”) who are unaffiliated with the Adviser, and which will each be responsible for managing a portion of the Fund’s portfolio by investing in securities that the Sub-Adviser believes align with its assigned Thematic Guideline(s). Cornerstone will determine the percentage of the Fund’s portfolio allocated to each such sub-advised portion of the portfolio. A description of Cornerstone’s process for selecting Sub-Advisers and assigning portion allocations is found later in this prospectus, under the section titled, “Additional Information Regarding Principal Investment Strategies.””

Comment 3: Please clarify the phrase, “In aggregate across its portions, …”

Response: The Registrant intends for the term “portions” to be synonymous with the general industry term “sleeve,” and has modified the disclosure to read as follows:

In the first paragraph of the Principal Investment Strategies section:

“The Fund seeks to achieve its investment objective by dedicating sleeves/portions of its portfolio to one or more equity-focused themes …”

In the fourth paragraph of the Principal Investment Strategies section:

“In aggregate across the portions of its portfolio, the Fund will primarily consist of a diversified portfolio of equity securities of both U.S. and foreign companies.”

Comment 4: Please consider removing redundant language relating to the Fund’s portfolio being unrestricted by market capitalization.

Response: The relevant disclosure has been modified to read as follows:

“The portfolio as a whole will not be restricted by market capitalization nor geographic region, and at any given time may hold stocks from both domestic and foreign companies, including those from emerging markets.”

Comment 5: Please clarify and provide additional disclosure regarding the phrase: “The Fund does not adhere to a single definition of themes or of ESG criteria, and Cornerstone selects various Sub-Advisers that engage in a broad variety of strategies designed to target different themes and ESG factors.

Response: The referenced language has been struck, as the Registrant believes that it is redundant with the revised disclosure as described in the Response to Comment 2, above.

Comment 6: The Fund discloses that ETFs will be a part of its principal investment strategy. Please consider whether the Fund requires a line item in its expense table to disclose acquired fund fees and expenses. If it does, please add the required line item.

Response: The Fund does not expect any acquired fund fees and expenses incurred to amount to more than 0.01% of the average net assets of the Fund, and therefore will incorporate any such fees into the “Other Expenses” line item pursuant to Instruction 3(f)(i) of Item 3 of Form N-1A.

Comment 7: Please clarify how the Fund will select ETFs, and how those ETFs will be “consistent with the Fund’s principal investment strategy.”

Response: The relevant disclosure has been modified to read as follows:

“Certain of the Fund’s Sub-Advisers may also invest in Exchange Traded Funds (ETFs) whose investment characteristics are consistent with that Sub-Adviser’s assigned Thematic Guideline(s), or may engage in various styles of investment activity such as both growth investing and value investing.”

Comment 8: Please confirm whether the Adviser has any contractual responsibility to provide any Sub-Adviser with specific allocations of the Fund’s portfolio.

Response: The Fund confirms that the Adviser has no contractual responsibilities to provide any Sub-Adviser with specific allocations of the Fund’s portfolio.

Comment 9: Please move the paragraph titled, “Exemptive Relief” from the Principal Investment Strategies section.

Response: The requested change has been incorporated, and the relevant paragraph has been moved to be a separate section that follows the section on “Payments to Brokers-Dealers and Other Financial Intermediaries.”

Principal Investment Risks

Comment 10: Please consider the addition of principal risk disclosure related to ESG investing.

Response: The following principal risk disclosure has been added:

“ESG Risk: Applying ESG and sustainability criteria to the investment process may exclude securities of certain issuers for both investment and non-investment reasons and therefore the Fund may forgo some market opportunities available to funds that do not use ESG or sustainability criteria. Securities of companies with certain focused ESG practices may shift into and out of favor depending on market and economic conditions, and the Fund’s performance may at times be better or worse than the performance of funds that do not use ESG or sustainability criteria.”

Comment 11: Please review the order of the Fund’s principal risk disclosures, and consider whether such disclosures should be organized by order of importance to the Fund’s principal strategies, as opposed to alphabetically.

Response: The Fund respectfully declines to modify the presentation of the Fund’s principal risks. It is our understanding that presenting the Fund’s principal risks in order of importance is not required by Form N-1A. In addition, the Fund is concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks. The Fund is also concerned that such a presentation may invite litigation in the event that risks identified as lower in importance come into existence in a manner that impacts the Fund.

Comment 12: Please consider the addition of principal risk disclosure related to investing via thematic guidelines.

Response: The following risk disclosure has been added:

“Thematic Risk: The Fund may experience additional risk due to investments being focused on particular Thematic Guidelines. The sectors, industries, or various securities associated with such Thematic Guidelines may fall in and out of favor with the market, and such market activity could have an effect on the value of the Fund’s investments.”

Comment 13: The Fund’s risk disclosure titled “Fund of Funds Structure Risk” indicates that the Fund may invest in both ETFs and other investment companies. Please consider additional disclosure in the principal investment strategies section to indicate that the Fund may invest in other investment companies as well as ETFs.

Response: The Fund has modified the relevant risk disclosure to read as follows:

“Fund of Funds Structure Risk. From time to time, the Fund’s portfolio may contain a substantial proportion of ETFs. By investing in the Fund, you may indirectly bear fees and expenses charged by any underlying ETFs in which the Fund invests in addition to the Fund’s direct fees and expenses. In addition, under the 1940 Act, the Fund is subject to restrictions that may limit the amount of any particular ETF that the Fund may own.”

Comment 16: The Fund includes principal risk disclosures for “Growth Investing Risk” and “Value Investing Risk.” Please revise the principal investment strategy section to disclose that growth investing and value investing are principal strategies of the Fund.

Response: The principal investment strategy section has been revised to read as follows:

“In aggregate across the portions of its portfolio, the Fund will primarily consist of a diversified portfolio of equity securities of both U.S. and foreign companies. The portfolio as a whole will not be restricted by market capitalization nor geographic region, and at any given time may hold stocks from both domestic and foreign companies, including those from emerging markets. Certain of the Fund’s Sub-Advisers may also invest in Exchange Traded Funds (ETFs) whose investment characteristics are consistent with that Sub-Adviser’s assigned Thematic Guideline(s), or may engage in various styles of investment activity such as both growth investing and value investing.”

Comment 15: In the risk disclosure titled, “Regulatory Risk,” please clarify what is meant by “Regulations related to ESG criteria and factors may significantly impact the issuers of securities purchased by the Fund.”

Response: The Fund has modified the relevant language to read as follows:

“Regulatory Risk. Policy and legislative changes in the U.S. and in other countries may affect many aspects of the companies that the Fund is exposed to and may result in the imposition of additional regulatory requirements. Environmental, social, and governance issues may at times attract significant regulatory attention, and the issuers of securities purchased by the Fund may therefore be affected. New or onerous regulation on an industry or company that the Fund invests in may result in the Fund’s investments losing money or otherwise performing poorly compared to investments in industries or companies that are not affected by such environmental, social, and governance issues. Given the broad scope of such potential regulations, any such impact on these companies and the Fund is unclear and may not be fully known for some time. These changes and any future regulatory changes could adversely affect the Fund.”

Comment 16: If the Fund intends to focus on a particular sector or sectors, please add appropriate principal risk disclosures related to those individual sectors.

Response: The Fund has removed the principal risk disclosure titled, “Sector Risk.”

Management

Comment 17: Please consider the addition of disclosure in the Fund’s summary section related to the its Sub-Advisers and related portfolio managers.

Response: The Fund has added disclosure regarding each of the Sub-Adviser’s portfolio manager(s) responsible for the day to day operations of that Sub-Adviser’s portion of the Fund’s portfolio. However, the Fund notes that each of the Sub-Advisers is disclosed in the Section titled “Management of the Fund,” and respectfully declines to list the Sub-Advisers in Item 5 pursuant to Instruction 2 of Item 5(a) of Form N-1A. The Fund anticipates that none of the six Sub-Advisers will manage a “significant portion” of the Fund’s net assets as defined by the Form.

Investment Process

Comment 18. Please clarify the attributes of the following themes listed in the section titled, “Investment Process.”

1.	Data Driven Solutions
2.	Circular Economy, and
3.	Innovation & Economic Opportunity

Response: The Fund has revised the relevant disclosure as follows:

•	Circular Economy

Issuers, such as recycling technology companies, related to the development of responsible consumption, production, and sustainable supply chains with the goal of maintaining the value of products and materials for as long as possible.

•	Climate & Clean Energy

Issuers, such as solar and wind infrastructure companies, related to the development or use of energy-efficient technology and renewable sources of energy.

•	Data Driven Solutions

Issuers, such as companies involved with “big data,” related to the development or use of technological products or services that seek to increase accessibility to and drive down the costs of economic activity by leveraging data and statistical modeling to recognize behavior, trends, and patterns.

•	Health, Wellness, and Education

Issuers, such as education technology companies, related to improved nutrition, healthier lifestyles, biotechnology, and innovative workforce training solutions.

•	Innovation & Economic Opportunity

Issuers, such as financial technology companies, that seek to provide broader access to products, services and systems in order to drive industry and infrastructure development.”

•	“Reduction of Inequality & Social Justice

Issuers that adopt policies and take actions related to social equality, social justice, and the demonstration of support for diverse communities.

Comment 19: Please consider including examples of companies that would be classified as each of the six noted themes.

Response: The Fund notes that additional disclosure relating to the Thematic Guidelines has been provided in relation to Comment 18, above, and respectfully declines to include the suggested disclosure. The Fund believes that the reference to specific issuers could confuse investors should the portfolio not include that specific issuer.

Comment 21. Please clarify the following terminology included in the section titled, “Investment Process:”

•	Sharpe ratio measures
•	Upside/downside capture metrics
•	Information ratio measures
•	Beta
•	Standard deviation

Response: The Fund has revised the relevant disclosure as follows:

“Cornerstone then uses a variety of risk analysis techniques to evaluate the remaining managers, that may include sharpe ratio measures (the average return earned in excess of the total risk), upside/downside capture metrics (the rate at which investments perform in up or down markets), information ratio measures (the measurement of portfolio returns beyond the returns of its benchmark and compared to the volatility of those returns), beta (the measure of a stock’s volatility in relation to the market), standard deviation (the measurement of the dispersion of a given dataset relative to its average), and volatility (the measure of a security’s variance in price over time). Managers that satisfy this final analysis are then chosen as potential Sub-Advisers where Cornerstone believes the Fund’s portfolio would benefit from that manager’s strategy and expertise in the area of a specific Thematic Guideline.”

Additional Information Regarding Principal Investment Risks

Comment 22. If the Fund will invest in unsponsored ADRs as a principal strategy, please add this as a principal risk disclosure.

Response: The Fund confirms that unsponsored ADRs will not be a principal strategy.

Statement of Additional Information

Investment Management

Comment 23. Please add the fees of the Fund’s Sub-Advisers in the subsection titled, “Investment Sub-Advisory Agreement and Fees.”

Response: The Fund has added the relevant disclosure.

Comment 24. If any part of the variable compensation of the Fund’s portfolio managers is performance based, please include the information required by Item 20(b) of Form N-1A.

Response: The Fund has added the relevant disclosure.

If you have any additional questions, or need additional information, please contact me at 513-869-4327.

Sincerely,

/s/ Matthew Beck

Matthew Beck
Secretary